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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             SIGNALSOFT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   82668M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID A. HOSE
                             SIGNALSOFT CORPORATION
                              5665 FLATIRON PARKWAY
                                BOULDER, CO 80301
                                 (303) 381-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. Section 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    82668M 10 2
          -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         David A. Hose

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.    82668M 10 2
          -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         James A. Fitch

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.    82668M 10 2
          -----------------


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Mark H. Flolid

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.    82668M 10 2
          -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Charles P. Waite, Jr.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                         67,500*
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                    67,500*

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         67,500*

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         less than 1%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

* Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No.    82668M 10 2
          -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Olympic Venture Partners III, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

CUSIP No.    82668M 10 2
          -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     OVP III Entrepreneurs Fund, L.P.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

CUSIP No.    82668M 10 2
          -----------------


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Olympic Venture Partners IV, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------


Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions).......................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

CUSIP No.    55307J 10 2
          -----------------



--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         OVP IV Entrepreneurs Fund, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e).............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                              0
Units
Beneficially       -------------------------------------------------------------
Owned by            8.   Shared Voting Power                            0
Each
Reporting          -------------------------------------------------------------
Person With         9.   Sole Dispositive Power                         0

                   -------------------------------------------------------------
                    10.  Shared Dispositive Power                       0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions).......................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         0%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of SignalSoft Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 5665 Flatiron Parkway, Boulder, Colorado 80301.


ITEM 2. IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of each of David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P. ("OVP III"), OVP III Entrepreneurs Fund, L.P. ("EF III"), Olympic Venture Partners IV, L.P. ("OVP IV") and OVP IV Entrepreneurs Fund, L.P. ("EF IV") (collectively, the "Reporting Persons"). Each of the Reporting Persons disclaims membership in any group with respect to the Stockholders Agreement described herein.

         (b) The business address of each David A. Hose and Mark H. Flolid is SignalSoft Corporation, 5665 Flatiron Parkway, Boulder, CO 80301.

         The business address of James A. Fitch is 827 Walnut Street, Edmonds, WA 98020.

         The business address of each of Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. is 2420 Carillon Point, Kirkland, WA 98033.

         (c) Mr. Hose is President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Fitch is a consultant. Mr. Flolid is Executive Vice President of Corporate Development of the Company. Mr. Waite is a General Partner of OVP Venture Partners, a venture capital firm. Each of OVP III, EF III, OVP IV and EF IV is a venture capital firm.

         (d)-(e) None of the Reporting Persons has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons who are individuals are citizens of the United States. The Reporting Persons who are entities are Delaware limited partnerships.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of May 28, 2002 (the "Merger Agreement"), by and among Openwave Systems Inc. ("Openwave"), Sapphire Acquisition Corp. ("Purchaser") and the Company, Openwave commenced a tender offer for all of the issued and outstanding shares of the Company (the "Tender Offer") on June 11, 2002. On July 11, 2002, Openwave and Purchaser announced the commencement of a subsequent offering period and the acceptance for payment of all shares validly tendered and not withdrawn prior to the expiration of the initial offering period at 12:00 midnight on Wednesday, July 10, 2002. Under the Stockholders Agreement, dated as of May 28, 2002 (the "Stockholders Agreement"), by and among Openwave, Purchaser and the Reporting Persons, the Reporting Persons agreed to tender their respective shares of Common Stock in the Tender Offer. 7,428,126 shares of Common Stock beneficially owned by the Reporting Persons were tendered during the initial offering period and were accepted for payment by Openwave. The Reporting Persons are entitled to receive $2.26 in cash in exchange for each of their shares of Common Stock as provided in the Merger Agreement. Upon the closing of the Tender Offer, Openwave intends to merge Purchaser with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement. Openwave is expected to acquire all of Mr. Waite's stock options for which the exercise price is less than $2.26 per share under the terms of either the Stockholders Agreement or the Merger Agreement. All options with an exercise price of $2.26 or greater will be cancelled at the effective time of the Merger.

ITEM 4. PURPOSE OF TRANSACTION

         The Stockholders Agreement was entered into in connection with the Tender Offer and the Merger. The purpose of entering into the Stockholders Agreement was to facilitate the successful completion of the Tender Offer and the Merger.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons disclaims membership in any group with respect to the Stockholders Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Each of the Reporting Persons other than Mr. Waite is the beneficial owner under Rule 13d-3 of the Act of zero (0) shares of Common Stock, which represents 0% of the Common Stock outstanding as of the date hereof. Mr. Waite is the beneficial owner under Rule 13d-3 of the Act of 67,500 shares of Common Stock, which represents less than 1% of the Common Stock outstanding as of the date hereof.

         (b) Each of the Reporting Persons other than Mr. Waite possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, zero (0) shares of Common Stock. Mr. Waite possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 67,500 shares of Common Stock which he has the right to acquire within sixty (60) days.

                  Each of the Reporting Persons possesses the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, zero (0) shares of Common Stock.

         (c) As described in Items 3 and 4 of this Amendment No. 1 to Schedule 13D, the Reporting Persons entered into the Stockholders Agreement on May 28, 2002. Additionally, Mr. Hose received a non-discretionary distribution of 144,424 shares of Common Stock from and pursuant to the terms of the David Alan Hose 2000 Trust on May 28, 2002. On July 11, 2002, Openwave accepted for payment 7,428,126 shares of Common Stock beneficially owned by the Reporting Persons, who are entitled to receive $2.26 in cash per share as provided in the Merger Agreement. These transactions were consummated within the last sixty (60) days.

         (d) Not applicable.

         (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on July 11, 2002.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each of the Reporting Persons is a party to the Stockholders Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Stockholders Agreement dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp., David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. (Incorporated by reference to Exhibit
                  2.1 to the Company's Form 8-K filed May 30, 2002).

         2.       Joint Filing Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    July 12, 2002               /s/ David A. Hose
                                     -------------------------------------------
                                     David A. Hose



Date:    July 12, 2002               /s/ Mark H. Flolid
                                     -------------------------------------------
                                     Mark H. Flolid



Date:    July 11, 2002               /s/ James A. Fitch
                                     -------------------------------------------
                                     James A. Fitch



Date:    July 12, 2002               /s/ Charles P. Waite, Jr.
                                     -------------------------------------------
                                     Charles P. Waite, Jr.


Date:    July 12, 2002               OLYMPIC VENTURE PARTNERS III, L.P.
                                     By: OVMC III L.P., its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: General Partner


Date:    July 12, 2002               OVP III ENTREPRENEURS FUND, L.P.
                                     By: OVMC III L.P., its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: General Partner


Date:    July 12, 2002               OLYMPIC VENTURE PARTNERS IV, L.P.
                                     By: OVMC IV LLC, its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: Managing Member

Date:    July 12, 2002               OVP IV ENTREPRENEURS FUND, L.P.
                                     By: OVMC IV LLC, its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: Managing Member





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   1.             Stockholders Agreement dated as of May 28, 2002, by and among
                  Openwave Systems Inc., Sapphire Acquisition Corp., David A.
                  Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr.,
                  Olympic Venture Partners III, L.P., OVP III Entrepreneurs
                  Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV
                  Entrepreneurs Fund, L.P. (Incorporated by reference to Exhibit
                  2.1 to the Company's Form 8-K filed May 30, 2002).

   2.             Joint Filing Agreement.